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                                                             EXHIBIT 99.(A)(9)

GBC Bancorp Commences Dutch Auction Self-Tender Offer for Up to 2 Million Shares

     LOS ANGELES--(BUSINESS WIRE)--June 16, 1999--GBC Bancorp (Nasdaq:GBCB) today commenced its previously announced Dutch Auction self-tender offer for up to 2 million shares of the Company's common stock, representing approximately 16% of its outstanding shares.

     The tender price range is $18 to $22 per share. The tender offer is scheduled to expire at 11:59 p.m. ET on Wednesday, July 14, 1999 unless extended by the Company. The Company's shares closed trading on Thursday, June 10, 1999, prior to the announcement of the tender offer at $18 per share. The Company's shares closed yesterday at $19.88 per share.

     The tender offer is subject to various terms and conditions described in offering materials being distributed to shareholders today. The Company indicated it would use cash on hand, and, if necessary, a dividend to the Company from its subsidiary General Bank, to purchase the shares.

     Under the terms of the Dutch Auction offer, shareholders are being given the opportunity to specify prices within the Company's stated price range at which they are willing to tender their shares. Upon receipt of the tenders, the Company will determine a final price that enables it to purchase up to the stated amount of shares from those shareholders who agreed to sell at or below the Company-selected purchase price.

     All shares purchased will be at that determined price. If more than 2 million shares are tendered at or below the purchase price, there will be proration.

     Copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents can be obtained by calling the Information Agent, Morrow & Co. Inc., at 800/662-5200. The Dealer Manager of the tender offer is CIBC World Markets Corp.

     GBC Bancorp is the parent company of General Bank, with total assets of $1.7 billion, operating 16 branches in California, as well as loan production offices in Seattle and New York City.